Aperio Group, LLC
 SpiderRock Advisors, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
 BlackRock Investment Management (Australia) Limited
 BlackRock Fund Advisors*
 BlackRock (Singapore) Limited
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.